UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EPL Intermediate, Inc.

File No. 333-115644 - CF#26805

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   EPL Intermediate, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2011.

   Based on representations by EPL Intermediate, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through February 28, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Justin Dobbie
         Legal Branch Chief